UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: ANNOUNCEMENT REGARDING SUSPENSION OF TRADING IN SOLBE1 SHARES OF SHAREHOLDERS WHO HAVE NOT EXERCISED THE ELECTION RIGHT



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: 26 March 2018				By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	 US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

ANNOUNCEMENT REGARDING SUSPENSION OF TRADING IN SOLBE1 SHARES OF SHAREHOLDERS WHO HAVE NOT EXERCISED THE ELECTION RIGHT
We refer to the SENS announcement published on Wednesday, 21 February 2018 relating to the consequences of not exercising the Election Right as more fully described in that SENS announcement.
Should a SOLBE1 shareholder -
not have exercised the Election Right during the period referred to in the Wednesday, 21 February 2018 SENS announcement;
have exercised the Election Right but the election was void for any reason, have disposed of some of such SOLBE1 shareholder's SOLBE1 Shares from Wednesday, 7 February 2018; or have acquired SOLBE1 Shares from Wednesday, 7 February 2018,
("Non-Electing SOLBE1 Shareholder"), such Non-Electing SOLBE1 shareholder will be unable to trade in his/her/its SOLBE1 Shares or remaining SOLBE1 Shares, as the case may be, from 09:00, Tuesday, 27
March 2018 until 09:00 on Friday, 6 April 2018. The reason for this suspension is that the SOLBE1 Shares in question will automatically re-designate as SOL Shares on Thursday, 5 April 2018 and the suspension in trading is required in order to enable the correct shareholders' names to be on the SOLBE1 securities register on Thursday, 29 March 2018, being the record date for purposes of the re-designation ("Record
Date"). The names of the Non-Electing SOLBE1 Shareholders that appear on the SOLBE1 securities register on the Record Date will be transferred to the SOL securities register on Thursday, 5 April 2018.
Important dates

Last Day to Trade (the last 		Monday, 26 March 2018
day on which a Non-Electing
SOLBE1 Shareholder can
transact (whether on or
off-market) in SOLBE1 Shares
in order to be on the SOLBE1
securities register on the
Record Date)

Suspension of trading in 		09:00 on Tuesday,
SOLBE1 Shares of Non-			27 March 2018
Electing SOLBE1 Shareholders

Record Date 				Thursday, 29 March 2018

Date on which SOLBE1 Shares 		Thursday, 5 April 2018
of Non-Electing SOLBE1
Shareholders will
automatically re-designate
to SOL Shares

CSDP and broker client 			Thursday, 5 April 2018
accounts where there are
holdings of SOLBE1 Shares of
Non-Electing SOLBE1
Shareholders to be updated
to reflect the automatic re-
designation of these
holders' SOLBE1 Shares to
SOL Shares

Lifting of suspension of 		09:00 on Friday, 6 April 2018
trading in SOLBE1 Shares of
SOLBE1 Shareholders who
exercised the Election Right
from this date and time



Sandton
26 March 2018


Sponsor
Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc

US Legal Advisors
Shearman & Sterling